SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CARRIAGE SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

143905 10 7

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

13G

CUSIP NO.: 143905 10 7	Page 2 of 6 Pages

Amendment No. 4

1.	NAMES OF REPORTING PERSONS The Northwestern Mutual Life Insurance Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 966,857
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 966,857
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 966,857
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.0%
12.	TYPE OF REPORTING PERSON (See Instructions): IC

13G

CUSIP NO.: 143905 10 7	Page 3 of 6 Pages

Amendment No. 4

Item 1

(a)	Name of Issuer: Carriage Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3040 Post Oak Boulevard, Suite 300,

Houston, TX 77056

Item 2

(a)	Name of Person Filing: The Northwestern Mutual

Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue,

Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 143905 10 7

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☒ Insurance company as defined in section 3(a)(19) of the Act

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

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CUSIP NO.: 143905 10 7	Page 4 of 6 Pages

Amendment No. 4

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a) Amount Beneficially Owned: 966,857 shares. Of this amount, 579,576 shares of Common Stock may be acquired by conversion of 7% Convertible Preferred Securities of Carriage Services Capital Trust, a Delaware business trust (the “Convertible Securities”), owned by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). Northwestern Mutual may be deemed to be the indirect beneficial owner of the balance of such shares, as follows: (i) 44,771 shares of Common Stock which may be acquired by conversion of the Convertible Securities owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (“GASA”); and (ii) 342,510 shares of Common Stock which may be acquired by conversion of the Convertible Securities owned by Chateau, LLC, a Delaware single-member limited liability company. Northwestern Mutual is the indirect holder of all of the limited liability company membership interests in Chateau, LLC.

Northwestern Mutual Capital, LLC, a wholly owned company of Northwestern Mutual, serves as an investment advisor to Northwestern Mutual, GASA and Chateau, LLC, and it shares voting and investment power with respect to all of the aforementioned holdings. Northwestern Mutual Capital, LLC’s

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CUSIP NO.: 143905 10 7	Page 5 of 6 Pages

Amendment No. 4

principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.

(b)	Percent of Class: 5.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 966,857

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 966,857

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

13G

CUSIP NO.: 143905 10 7	Page 6 of 6 Pages

Amendment No. 4

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2012

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Raymond J. Manista
Raymond J. Manista
General Counsel and Secretary

2142259